                                                                       EXHIBIT 4



ALBION          Albion Alliance LLC
ALLIANCE        1345 Avenue of the Americas
                New York, New York 10105
                ----------------------------------------------------------------
                Andrew H. Steuerman, Senior Vice President
                212 969-1548 tel
                212 969-6659 fax
                asteuerm@albionalliance.com


                March 7, 2000


                Mr. Robert Bergmann                     Mr. Michael E. Najjar
                Managing Director                       Managing Director
                Centre Partners Management LLC          Cornerstone Equity Investors, LLC
                30 Rockefeller Plaza, 50th Floor        717 Fifth Avenue, Suite 1100
                New York, NY 10020                      New York, NY 10022

                Gentlemen:

                We ("Purchaser") are pleased to inform you that we have authorized the purchase of $35 million of the $35 million of Senior Subordinated Notes with Warrants (together, the "Notes") of Westaff, Inc. or its predecessor (the "Company") in support of Centre Partners Management LLC and Cornerstone Equity Investors, LLC (collectively, the "Sponsor Group") recapitalization of the Company ("Recapitalization"). We anticipate that the Documents will include the substance of the terms outlined Proposed Term Sheet (the "Summary"), attached and dated March 7, 2000, inclusive of orally agreed modifications, but the Documents will of course contain additional provisions which are not in the attached Summary if that should be found necessary or desirable by either party to protect their interests as the drafting of the Documents progresses and further information is developed. We may, at our option, decline to proceed further with this transaction in the event of a material adverse change in the condition, business or operations of the Company as represented in information and material heretofore furnished to us. Should this transaction not close by July 31, 2000, the Purchaser shall have no further obligations.

                Purchaser has issued this letter subject to the various conditions precedent described in the Summary and to the usual reservations that neither an adverse change in the financial condition or affairs of the Company, nor any substantive changes in the governmental regulations or market conditions that, in the opinion of the Purchaser, would affect this letter shall have occurred on or prior to Closing.

                In consideration of the delivery of this letter and Summary, you hereby agree to indemnify the Purchaser and any other proposed initial mezzanine investors and its officers, directors, employees, agents, partners or affiliates (collectively, the "Indemnified Parties") against, and agree to hold the Indemnified Parties harmless


                                       1
                Albion Alliance is an affiliate of Alliance Capital Management L.P.

ALBION          from, any and all liabilities, losses, claims, damages and
ALLIANCE        expenses suffered by any of the Indemnified Parties arising out of, in any way connected with, or as a result of (a) the transactions completed hereby, (b) the use of proceeds of the financing contemplated thereof, (c) the execution and delivery of any subsequent document contemplated hereby or thereby by the parties thereto or the performance of their respective obligations hereunder or thereunder, or (d) any claim, actions, suit, investigation or proceeding relating to the foregoing or to the Company whether or not the Indemnified Party is a party thereto except as the same arises out of gross negligence or willful misconduct of the Indemnified Party. The foregoing indemnity shall be effective immediately upon your execution and delivery hereof and shall remain operative and in full force and effect whether or not the financing closes, and regardless of the expiration of this letter and the Summary and regardless of any investigation made by or on behalf of the Purchaser and any other proposed initial mezzanine investors or the Company.

                By executing this letter, you hereby agree to reimburse us for all out-of-pocket fees and expenses, including reasonable attorney fees, incurred in connection with this financing, whether or not the transaction is consummated. It is understood that Goodwin, Procter & Hoar LLP will be retained to represent the Purchaser as special counsel in this transaction and that the Sponsor Group, or the Company at the direction of the Sponsor Group, will pay, or, at our option, reimburse us for payment of, all reasonable fees and expenses of such special counsel in connection with their services in this transaction either (a) at closing or (b) promptly upon presentation to you of a bill in the event that a closing does not occur. We have agreed with you that we will not incur any additional out-of-pocket fees and expenses in excess of $5,000.00 after the date hereof until you have informed us that you will be proceeding with the Recapitalization, and you shall give us sufficient notice in permit us to proceed with the legal due diligence, legal documentation and the transaction closing on a normal and customary schedule.

                In the event that the Recapitalization is not consummated and the Sponsor Group shall receive any "break-up" fee, "topping" fee or similar termination fee (collectively referred to as "Recapitalization Break-Up Fees") or shall be reimbursed for any expenses related to the Recapitalization, except for payments of up to $400,000 ("Expense Reimbursement Fees") pursuant to a letter dated December 28, 1999 from the Company to the Sponsor, the Sponsor Group will, immediately upon its receipt of any such fees or expenses, pay (or cause others to pay) to the Purchaser an amount equal to the lesser of (i) 15% of the Recapitalization Break-Up Fees after deducting amounts related to transaction expenses (which transaction expenses shall be first paid out of the Expense Reimbursement Fees) to
                (x) non-affiliated entities of the Sponsor, the Company and financing sources, including the Purchaser and (y) Prudential Securities in its role as investment banker or (ii) the 50% of the Funding Fee referenced in the Summary.

ALBION
ALLIANCE

                This letter and the Summary are provided for the sole benefit of the Sponsor Group and the Company, are not intended to create any rights in favor of and may not be relied upon by any third party, and shall not be transferable or assignable by the Sponsor Group or the Company by operation of law or otherwise. It is expressly understood and agreed that the Purchaser may assign this letter and Summary to any one or more of its affiliates.

                We hereby agree to use our best efforts to maintain all information provided by you with regard to the Company and the proposed transaction in strict confidence. We agree not to disclose such information except (a) to directors, employees, representatives, and advisors of Albion Alliance LLC who need to know the information and who are informed of the confidential nature of the information, or (b) to the extent that (1) it has become generally available to the public, (2) it is required or appropriate in any report or statement to any governmental regulatory body claiming jurisdiction over Albion Alliance LLC or to the National Association of Insurance Commissioners or successor or similar organization, or (3) it is required or appropriate in response to any summons or subpoena, or in connection with any litigation, or pursuant to any law, order, regulation or ruling applicable to Albion Alliance LLC. This provision terminates on the earlier of (i) mutual written consent of the Company and Albion Alliance and
                (ii) one (1) year from the date listed above.

                Upon your acceptance hereof, this letter will supercede the letter between us dated January 12, 2000. This letter will be available for acceptance until 5:00p.m. (Eastern Standard Time) on March 8, 2000, unless further extended in writing by the Purchaser.

ALBION          If the foregoing is acceptable to you, please so confirm by
ALLIANCE        having the enclosed copy of this letter signed by a duly
                authorized officer of each Sponsor Group and returned to us at the address below.

                Albion Alliance LLC
                1345 Avenue of the Americas -- 37th Floor
                New York, NY 10105
                Attn:   Andrew H. Steuerman
                        Senior Vice President
                Fax:    (212) 969-6659

                Very truly yours,

                ALBION ALLIANCE LLC


                By: /s/ ANDREW STEUERMAN
                   ---------------------------
                Name:  Andrew Steuerman
                Title: Senior Vice President

                The above is accepted and agreed to
                this 7th  ,day of March   , 2000.
                    ------       ---------

                Centre Partners Management LLC

                By: /s/ ROBERT BERGMANN
                   ---------------------------
                Name:   Robert Bergmann
                Title:  Managing Director

                The above is accepted and agreed to


                this 7th , day of March  , 2000.
                     ----         -------

                Cornerstone Equity Investors, LLC


                By:    /s/ Michael E. Najjar
                   ---------------------------
                Name:  Michael E. Najjar
                Title: Managing Director

                                 WESTAFF, INC.
                    SENIOR SUBORDINATED NOTES WITH WARRANTS

                  SUMMARY OF TERMS AND CONDITIONS ("SUMMARY")

Senior Subordinated Notes ("Notes")

Issuer: Westaff, Inc. (or successor entity) and Subsidiary (collectively referred to as the "COMPANY"). Notes to be issued by the same entity as senior debt to senior lenders (to be determined), expected to be the operating company. Senior subordinated notes to be supported by a subordinated parent guarantee, if a parent guarantee is extended to the senior debt and by cross guarantees, if cross guarantees are extended to the senior debt.


Issue: Senior Subordinated Notes (the "Notes") and detachable warrants (collectively referred to as "Mezzanine Securities").

Amount of
Notes(s):       $35 million aggregate principal amount.

Principal
Amount
Considered
For
Purchase:       Albion Alliance and or its affiliates ("Mezzanine Investors")
                shall purchase $35 million of the proposed Notes. Prior to Closing, the initial Mezzanine Investors may include additional initial Mezzanine Investors for up to $15 million aggregate principal amount of the Notes, with no one of such additional initial Mezzanine Investors acquiring less than $5 million principal amount of the Notes. The additional initial Mezzanine
                Investors will have reasonable access to the Sponsors, the Company and the Company's officers in connection with their participation.

Interest Rate:  12.00% per annum payable in cash quarterly in arrears and calculated on a bond basis (30/360). A final payment of accrued and unpaid interest shall be made on the maturity date.

Default
Interest Rate:  2.00% above Interest Rate.

Funding Fee:    1.00% of the par value of the Notes.


Term and
Amortization:   The COMPANY shall redeem the entire principal amount of the
                Notes (including all accrued and unpaid interest thereon) on the 8th anniversary of the Closing.

Ranking: The Notes will rank junior in right of payment to the COMPANY's existing and future permitted Senior Debt (to be defined and to include a dollar limit).

Use of
Proceeds:       To provide a portion of the financing needed for the
                recapitalization of the COMPANY by Centre Partners Management
                LLC and Cornerstone Equity Investors, LLC (the "Sponsors").


                                      -1-                               03/07/00

Voluntary
Prepayments:    The Notes will be redeemable, in whole or in part, at the
                Issuer's option, at any time at the following redemption prices, plus accrued and unpaid interest:

                YEAR                    REDEMPTION PRICE
                ----                    ----------------
                Year 1                       112.0%
                Year 1.25                    110.0%
                Year 1.50                    108.0%
                Year 1.75                    106.5%
                Year 2                       105.0%
                Year 3                       105.0%
                Year 4                       104.0%
                Year 5                       103.0%
                Year 6                       102.0%
                Year 7 & thereafter          100.0%

Equity
Realization
Event: In the event of an Equity Realization Event (as defined) during the first two years after the issuance of the Notes, the COMPANY may redeem the Notes in whole or in part, at par plus accrued and unpaid interest thereon plus the Rate of Return Amount (as defined) for the first two years after issuance.

                Equity Realization Event to defined as a Qualified Initial Public Offering or full sale of the COMPANY for cash or marketable securities (to be defined) to a third party unaffiliated with the COMPANY or the Sponsors or recapitalization of the Company for cash or marketable securities to a third party unafilliated with the COMPANY or the Sponsors.

                Qualifying Initial Public Offering ("OIPO"): shall mean any initial public offering of common stock under the Securities Act, which generates net proceeds of not less than $20 million.

Rate of Return
Amount: The rate of return amount is the additional amount which is required to yield to a holder of the Notes a compound annual internal rate of return ("IRR") of 20% on the Initial Face Amount. The IRR calculation will include closing transaction fees and interest payments, including accrued and unpaid interest on the Notes, any cash redemption premiums paid, plus any warrant value so paid, limited to cash or liquid public securities, through the prepayment date (if such prepayment date is less than two years from the funding date, then the IRR calculation will assume a two year horizon). In no event will the Rate of Return Amount be less than zero.

Mandatory Offer
to Repurchase
Upon Change of
Control or Sale
Of All or
Substantially
All Assets:     Upon the occurrence of a Mandatory Repurchase Event, the
                COMPANY shall give each holder of Notes prompt, and in any event within 5 Business Days of the occurrence of a Mandatory
                Repurchase Event, notice describing in reasonable detail the nature of the Mandatory Repurchase Event, offering to each holder of Notes the irrevocable right to require the COMPANY to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of repurchase. The repurchase shall be made between 30 and 90 days after the date of the notice.

                         Mandatory Repurchase Event Shall mean (i) if applicable, at any time any parent corporation shall cease to own directly the lesser of (a) what the parent corporation owns at Closing or (b) 100% of the capital stock of the subsidiaries; (a) at any time prior to QIPO, the Sponsors shall ease to own, directly or indirectly, at least 51% of the aggregate economic and voting interest of all outstanding equity interests of the COMPANY; (iii) at any time from and after a QIPO, (a) the Sponsors shall cease to own, directly or indirectly, at least 30% of the aggregate economic and voting interest of all outstanding equity interests of the COMPANY or (b) any Person or group of Persons within the meaning of the Exchange
                         Act shall own of record or beneficially equity interests in the COMPANY representing more of the aggregate of the aggregate economic and voting interests in the COMPANY than held by the Sponsors;
                         and (iv) a sale of all or substantially all of the assets of the COMPANY.



Representations and
Warranties:              Usual and customary in transactions of this type,
                         including, without limitation, the following:
                         (i) corporate existence and status; (ii) corporate power and authority/enforceability; (iii) no violation of law or contracts or organizational documents; (iv) no material litigation; (v) correctness of specified financial statements and other information and no material adverse changes; (vi) no required governmental or third party approvals; (vii) use of proceeds/ compliance with margin regulations; (viii) status under Investment Company Act; (ix) ERISA matters; (x) environmental matters; (xi) perfected liens and security interests; (xii) payment of taxes; (xiii) accuracy of disclosure; (xiv) Year 2000 matters and
                         (xv) consummation of the Recapitalization.  Mezzanine
                         Investors may require additional representations and warranties customary for mezzanine securities.

Affirmative and
Negative Covenants
(non-financial):         Standard in transactions of this type and others agreed
                         upon, which shall include, without limitation,
                         covenants limiting indebtedness, guarantees, liens
                         (other than permitted liens), investments, dividends,
                         distributions, and stock repurchases, mergers,
                         consolidations and other acquisitions (subject to
                         permitted acquisitions), asset sales, sale and
                         leaseback transactions, the Sponsors will be prohibited
                         from selling, transferring or otherwise disposing of
                         their preferred stock or common stock until such time
                         as the Notes are redeemed in full (subject to a basket
                         of 20% of the aggregate amount invested at closing),
                         changes in corporate structure, negative pledge
                         against assets of the consolidated group (other than
                         permitted liens), additional subsidiaries, management
                         compensation, transactions with affiliates, and certain
                         other covenants which shall include, without
                         limitation, books and records, inspections, insurance,
                         nature of business, key man life insurance  ? the
                         extent required by senior lenders), maintenance of
                         properties, compliance  ?   laws, taxes, corporate
                         existence, use of proceeds, amendments to      ?
                         agreements, sale/discount of receivables, nature of business, other agreements ? further assurances.

Reporting
Requirements:       The COMPANY will required to deliver the following to the
                    holders of the Notes:

                 - Annual audited consolidating and consolidated financial statements of the COMPANY and its subsidiaries and related compliance certificate within 105 days of each fiscal year end;

                 - Unaudited internally prepared quarterly consolidating and consolidated financial statements the COMPANY and its subsidiaries and related compliance certificate within 45 days of each quarter end;

                 - Unaudited monthly consolidating and consolidated financial statements of the COMPANY and its subsidiaries certified by the chief financial officer of the COMPANY within 30 days of each month end;

                 - Annual budget for the next succeeding fiscal year in the same form and in detail as this information is prepared and delivered to the COMPANY's Board of Directors. In no case shall this information be delivered to Noteholders later than 60 days after the start of each fiscal year. In addition, if the COMPANY prepares any and all information for the Board of Directors as a whole, all such information shall also be promptly delivered to the Noteholders in the same form and detail as delivered to the COMPANY's Board of Directors; and

                 - Other information including notice of default, litigation and ERISA matters, written report on any change in the list of subsidiaries, copies of management reports provided by auditors and other information as reasonably requested by the Noteholders.


Financial
Covenants:          To include but not limited to: Maintenance of Maximum
                    Leverage Ratio (total funded debt to EBITDA); Maintenance minimum Interest Coverage Ratio(EBITDA to interest expense);
                    and Limitation on Subsidiary Debt. Such covenants and any additional covenants will be finalized upon review of senior credit documents.

Subordination:      Standard for a transaction of this type, including but not limited to: The Notes will be subordinated to permitted
                    Senior Debt (to be defined - to include a dollar limit as to principal, interest and expenses). Upon a non-monetary default of the COMPANY's Senior Debt, the Notes will be subject to a payment and remedies block for a period of up to an aggregate of 180 days in each 365 day period and in no event shall the payment and remedies block will be exercised more than two times in each 365 day period.
                    Any default that gives rise to any such notice must be cured for a stated period of time(but not less than 90 days) and not known at the time of any previous payment block and remedies before it may become the basis for a subsequent payment block. Subordinated noteholders shall be allowed to retain all securities received under any plan for reorganization which shall be subordinated on the same basis as the Notes and on the same basis as the subordination agreement or otherwise agreed to by the parties. In addition, the Noteholders will vote their own claims and take all actions we see fit in a bankruptcy or other proceedings under all circumstances (unless they fail to do so in a reasonable time period). The Notes shall be cross-accelerated to all permitted Senior Debt.
                    Permitted Senior Debt instruments may not be amended, or the facility shall not be refinanced, to provide more materially restrictive provisions without the consent of the Noteholders. Senior credit documents will not contain the concept of a material adverse effect as an event of default.

Events of Default:                 Those agreed upon which shall include,
                                   without limitation:

                                   1. Failure to pay any principal, premiums or fees when due;
                                   2.  Failure to pay any interest within 5
                                       business days of when due;
                                   3.  Failure to perform or observe any
                                       negative or financial covenant;
                                       Failure to perform or observe any
                                       affirmative covenant after an agreed
                                       upon grace period;
                                   4.  Any representation or warranty of the
                                       COMPANY or guarantor shall be materially incorrect when made;
                                   5.  Cross acceleration to Senior Debt;
                                   6.  Changes of ownership or control of the
                                       COMPANY;
                                   7.  Bankruptcy, insolvency, appointment of
                                       custodian/ liquidator, etc.;
                                   8.  Judgments in excess of an agreed upon
                                       amount.

                                   Any redemption of the Notes resulting from the occurrence of an Event of Default (with the exception of (7) listed about) shall be made at the redemption price (including any accrued and unpaid interest) as set forth in the table under Voluntary Prepayments except up to first year and a half (1.5) anniversary of the closing the Redemption Price shall be 108%.

WARRANT PROVISIONS

Warrant Amount:          10.30% of the fully diluted equity of the COMPANY at
                         Closing. After dilution from, management options totaling 12.28% (calculated as 14/114) of the shares outstanding at closing, the Warrants will represent
                         9.03% of the fully diluted common equity of the Company.

Warrant Exercise Price:  Nominal.

Separability:            The Senior Subordinated Notes and the Warrants will be
                         separately transferable, subject to compliance with applicable federal and state securities law. The
                         Mezzanine Investors will have the ability to transfer their Notes and Warrants without any restrictions.

Warrant Expiration Date: The 9th anniversary of the Closing.

                         Warrant Provisions: Concurrently with the purchase of the Notes, the holders will receive nominally priced detachable warrants, representing an interest in the COMPANY's fully diluted equity value. The warrants will be exercisable at any time, in whole or in part, into shares of the COMPANY prior to the warrant expiration date. The Warrants will provide for cashless exercise (including, without limitation, reduction of Note indebtedness or exchange of outstanding warrants). The Warrants will have normal and customary provisions, including, but not limited to:

Anti-dilution:           Normal and customary provisions including
                         weighted-average protection for (i) stock dividends, subdivisions and combinations; (ii) insurance of additional shares of common stock for consideration less than the Current Market Price per share; (iii) issuance of warrants, options or other rights, convertible securities at effectively less than the Current Market Price. Warrantholders will be paid dividends on as exercised basis if dividends are paid to common stock. However, this protection will not apply to (i) issuance to employees pursuant to the board approved options plans (meeting the governmental requirements for an employee stock plan) provided that such issuance in aggregate are as disclosed in the Warrant Amount, (ii) issuance to Warrantholders in connection with the exercise of preemptive rights or
                         (iii) after a QIPO.

                         Current Market Price: Shall mean (i) the market price of the common stock as furnished by NASDAQ or
                         (ii) if such market price is not available, such price shall be determined in good faith by the Company's Board of Directors. However, if Warrantholders do not agree with the valuation set forth, an Appraiser
                         (as defined in Put Option and subject to Appraisal Standards as defined in Put Option) will be retained to value the Current Market Price.

Tag Along Rights:        Normal and customary provisions including: prior to a
                         QIPO, the holders of the Mezzanine Securities shall have the right to tag along (on same terms and conditions) pro rata on any sale of securities of existing, and future principal shareholders. The
                         COMPANY or any existing or future shareholders will not be permitted to tag along, on any basis, on any sale of securities by the Mezzanine Investors.

Drag Along Rights:            Normal and customary provisions including: until
                              a QIPO, the holders of the Warrants shall be obligated to be "dragged along" (on same terms and conditions) in any sale of all of the common stock by the stockholders of the COMPANY, subject to the sale of the COMPANY to a non-affiliated third party completed on an arms length basis and caps on idemnity.

Pre-emptive Rights:           Normal and customary provisions including: holders
                              of the Warrants shall have preemptive rights upon the issuance of new equity of the COMPANY with exceptions such as (i) issuance of employee options as described in the anti-dilution terms above; (ii) public offerings and (iii) common equity issued directly to sellers (non-affiliated) in conjunction with an acquisition.

Demand Rights:                Normal and customary provisions including: holders
                              of the Warrants shall have two post-QIPO (2) demand registration rights and unlimited registration rights pursuant to Form S-3 (or equivalent). Such registration will be at the expense of the COMPANY, except that underwriting commissions will be borne pro rata by the holders.

Piggyback Rights:             Normal and customary provisions including: holders
                              of the Warrants will have unlimited piggyback rights.

Put Option:                   At any time after the sixth anniversary of the
                              transaction, if the COMPANY has not completed a Qualifying Initial Public Offering, holders of
                              Warrants shall have the right to require the Company to purchase 100% of the Warrants at Fair
                              Market Value based on the Appraisal Standards completed by a nationally recognized financial institution selected mutually by the Mezzanine
                              Investors and the COMPANY and reasonably acceptable to both ("Appraiser")

                              Appraisal Standards: shall mean the value of the Common Stock will be based upon the fair market value of 100% of the COMPANY if sold as a going concern and without regard to the lack of marketability and without regard for a minority discount for the Common Stock of the COMPANY.

Call Option:                  At any time after the sixth anniversary of the
                              transaction, if the COMPANY has not completed a Qualifying Initial Public Offering, the COMPANY shall have the right to purchase 100% of the Warrants at Fair Market Value based on the Appraisal Standards completed by a nationally recognized financial institution selected mutually by the Mezzanine Investors and the COMPANY and reasonably acceptable to both
                              ("Appraiser"). This is subject to a customary clawback provision.

                              Appraisal Standards: shall mean the value of the Common Stock will be based upon the fair market value of 100% of the Company if sold as a going concern and without regard to the lack of marketability and without regard for a minority discount for the Common Stock of the COMPANY.

Company Covenants:            Warrantholders will receive the benefit of the
                              covenants in the Note, whether or not the Notes are outstanding or redeemed. Such covenants are expected to include, but not limited to: (i) information and access rights to the Company and its accountants; (ii) payment of taxes; (iii) operation of the Company in ordinary course of business; (iv) maintenance of
                                insurance; (v) affiliated transactions; (vi) limitation of waiver/amendment of certain agreements; (vii) enforcement of Company rights in certain transaction agreements; and (viii) limitation on amendment to charter or bylaws.

Board Visitation Rights:        The majority Mezzanine Investor will have the
                                right to have one representative attend (on a nonvoting basis) meetings and receive all information of the Board of Directors of the COMPANY, its Subsidiaries or its Holding
                                Company or Companies. During the first twelve months after closing, Albion Alliance has the right to convert its Board Visitation Right to a Board of Directors position to ensure its compliance with VCOC regulations. At such time, Albion Alliance will have the ability to place one member on the Board of Directors. All expenses of such representatives shall be for the account of the COMPANY.

General

Expenses:                       The Sponsors will pay all reasonable
                                out-of-pocket expenses, including legal fees and expenses, of the Mezzanine Investors, whether or not the closing occurs.

Governing Law:                  State of New York

Subordinated Noteholder
Counsel:                        Goodwin, Procter & Hoar LLP

Closing Conditions:             The execution of legal documentation including
                                a Note and Warrant Agreement, Intercreditor
                                Agreement, Shareholders Agreement and
                                Registration Rights Agreement satisfactory in form and substance to the Mezzanine Investors, together with the completion of legal review of the Company by our Counsel.

                                All customary closing, legal opinions,
                                certificates, and other documentation will be delivered in connection with the Closing in form and substance satisfactory to us.

                                Mezzanine Investors shall have completed to its satisfaction review of and acceptance of the final capital structure, including the terms and conditions of such financing. Pro forma capitalization as set forth in the attached sources and uses schedule.

                                In the event that the total indebtedness of the COMPANY to be refinanced in connection with the recapitalization is greater than $50 million and the days sales outstanding is greater than 46 days, the COMPANY shall be permitted to sell at face value a strip of accounts receivable to
                                W. Robert Stover until the day sales
                                outstanding is reduced to 46 days, provided that the accounts receivable to be sold shall be in an amount no greater than $5 million.

                                All documentation evidencing the senior bank or other senior financing will be satisfactory to the subordinated noteholders. The terms and conditions of the senior debt financing will be satisfactory to the subordinated noteholders including the amount of such senior debt financing.

                                All documentation evidencing the preferred stock will be satisfactory to the Mezzanine Investors. The terms and conditions of the preferred stock will be satisfactory to the Mezzanine Investors including the amount, dividend rate, redemption features and other relevant rights.

                                Approval of all aspects of the transaction by the Board of Directors of the COMPANY.

                                No material adverse event, condition or change shall have occurred or shall be reasonably expected to occur in the business, prospects or financial condition of the Company.

WESTAFF, INC.
--------------------------------------------------------------------------------
SOURCES AND USES PROFILE (1)

                                       $MM                                                       $MM
SOURCES                               AMOUNT            USES                                    AMOUNT
--------------------------------------------            ----------------------------------------------
Revolver (3)                           12.5             Equity Purchase Price                   $160.2
Senior Term Loan                      100.0             Refinancings (2)                          42.8
Subordinated Debt                      35.0                                                    -------
                                    -------
  Total Debt                        $147.50               Total Purchase Price                  $203.0

Rollover Redeemable Preferred           3.3             Excess Cash                                0.8
Sponsor Redeemable Preferred           47.9             Fees and Expenses (4)                    $12.0
--------------------------------------------
Seller Rollover Common Equity           1.1
Sponsors and Other Common Equity       16.0
                                    -------
  TOTAL SOURCES                      $215.8             TOTAL USES                              $215.8
                                    =======                                                    =======

NOTES:
(1) Based on information provided by Centre Partners and Cornerstone Equity Investors.
(2) Debt or be refinanced represents the amount scheduled to be outstanding as of April 15, 2000.
(3) Includes up to $5 million of Revolver to be funded within 5 days after Closing for Transaction Fees and Expenses.
(4) Includes up $5 million of Transaction Fees and Expenses to be paid within 5 days after Closing.

DATED AS OF 3/07/2000